1001 MCKINNEY
18th FLOOR
HOUSTON, TEXAS 77002
Franklin, Cardwell & Jones	713.222.6025 TELEPHONE
A PROFESSIONAL CORPORATION	713.222.0938 FACSIMILE

INTERNET:
http://www.fcj.com
e-mail: wilson@fcj.com

February 9, 2006

United States Securities and Exchange Commission

Attn: Mr. Jay Mumford

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Legacy Communications Corporation Registration Statement on

Form SB-2 (File No. 333-025907)

Dear Mr. Mumford:

Thank you for your telephone call of February 7, 2006 regarding Legacy Communications Corporation (the “Company”) and the above-referenced Registration Statement.

As indicated in my previous correspondence, the “Subsequent Developments” section in the Summary and Management’s Discussion and Analysis of Results of Operations and Financial Condition describes the material developments in the Company’s business since September 30, 2005. Those developments include the grant of a broadcast license to KPTO(AM) 1440(kHz) Pocatello, Idaho and the exercise by the Company of its option to purchase the construction permits granted to Eastern Sierra Broadcasting for new AM radio stations in Bishop, California and Hawthorne, Nevada. Also as indicated in my previous correspondence, none of those events generated revenue or required the payment of funds during the quarter ended December 31, 2005. The Company expects that the fourth quarter revenues will consist primarily of $24,000 in option fees received with respect to the contracts described in the Prospectus and that its balance sheet as of the end of fiscal 2005 will indicate that it incurred additional indebtedness to fund its obligations of approximately $475,000.

Also as indicated in the Prospectus, there is substantial uncertainty whether the Company will be able to continue operations for the next 12 months as a result of its limited financial resources and continuing losses. As reflected in the financial statements as of September 30, 2005, the Company had a significant working capital deficit and negative stockholders’ equity. The Company believes that the results of operations for the fourth quarter of Fiscal 2005 will increase the working capital deficit and negative stockholders’ equity but that such increases will not materially change its financial condition as of December 31, 2005.

Please advise whether you require additional information regarding the fourth quarter of fiscal 2005.

Very truly yours

Franklin, Cardwell & Jones

/s/ Lawrence E. Wilson
For the firm

cc:	Legacy Communications Corporation
Public Company Management Corporation